Exhibit 99.1

Corporación América Airports S.A. Reports April 2024 Passenger Traffic

Total passenger traffic down 4.8% YoY, or 2.2% YoY ex-Natal

International passenger traffic up 6.3% YoY

Luxembourg, May 20, 2024— Corporación América Airports S.A. (NYSE: CAAP), (“CAAP” or the “Company”), one of the leading private airport operators in the world, reported today a 4.8% year-on-year (YoY) decrease in passenger traffic in April 2024. Excluding Natal for comparison purposes, total traffic in April decreased by 2.2% YoY.

Passenger Traffic, Cargo Volume and Aircraft Movements Highlights (2024 vs. 2023)
Statistics	Apr'24	Apr'23	% Var.	YTD’24	YTD'23	% Var.
Domestic Passengers (thousands)	3,110	3,608	-13.8%	13,340	14,132	-5.6%
International Passengers (thousands)	2,404	2,262	6.3%	9,360	8,398	11.5%
Transit Passengers (thousands)	536	485	10.4%	2,334	2,322	0.5%
Total Passengers (thousands)	6,050	6,354	-4.8%	25,034	24,853	0.7%
Cargo Volume (thousand tons)	33.0	29.9	10.3%	121.0	115.1	5.1%
Total Aircraft Movements (thousands)	64.4	69.3	-7.1%	264.5	269.1	-1.7%

Monthly Passenger Traffic Performance

(In million PAX)

Passenger Traffic Overview

Total passenger traffic declined 4.8% compared to the same month of 2023, or 2.2% when adjusting for the discontinuation of the Natal airport. Domestic passenger traffic was down 13.8% year-over-year (YoY), or 9.9% when excluding Natal, mainly impacted by weaker performances in Argentina and Ecuador. International traffic was up 6.3%, mainly driven by Argentina and Italy and, to a lesser extent, Ecuador and Uruguay.

In Argentina, total passenger traffic declined 5.2% YoY, driven by weaker performance in domestic traffic, which was down 11.0% YoY. Domestic traffic, which last year included incentives from a government program (called 'Previaje') to boost domestic tourism, was also impacted by some flight cancellations and the temporary suspension of a few routes operated by Aerolíneas Argentinas. In addition, Bariloche Airport was closed for four days due to maintenance works. International passenger traffic continued to perform well and increased 9.3% YoY.

In Italy, passenger traffic grew by 12.0% compared to the same month in 2023. International passenger traffic, which accounted for over 80% of the total traffic, increased by 14.1% YoY, with strong performances at both Pisa and Florence airports. Domestic passenger traffic increased by 3.6% YoY, impacted by weaker performance at Pisa Airport, where some pre-pandemic domestic destinations have yet to resume.

In Brazil, total passenger traffic decreased by 13.4% YoY, or by 1.0% YoY when adjusting for the discontinuation of Natal Airport. Domestic traffic, which accounted for almost 60% of the total traffic, was down 24.3% YoY, or 7.8% when excluding Natal, while transit passengers were up 12.0% YoY. Traffic in Brazil remained heavily impacted by financial and aircraft constraints in some of the local airlines. As a reminder, following the friendly termination process concluded in February 2024, CAAP no longer operates Natal Airport, effective February 19, 2024. Therefore, statistics for Natal are available up to February 18, 2024.

In Uruguay, total passenger traffic, predominantly international, continued its recovery and increased by 2.0% YoY, despite the tough comparison of having the Easter holiday in April last year. JetSMART Airlines has announced the launch of a new route between Montevideo and Buenos Aires in May, while SKY Airline will increase the frequency of its Montevideo to Lima route, also in May.

In Ecuador, passenger traffic decreased by 6.2% YoY as the increase in international traffic was more than offset by weak performance in domestic traffic. International passenger traffic increased by 2.0% YoY, while domestic traffic decreased by 13.1% YoY, mainly driven by the exit of the local airline Equair.

In Armenia, passenger traffic decreased by 4.4% YoY, following a strong recovery experienced in 2023, which benefited from the introduction of new airlines, along with a higher number of flight frequencies.

Cargo Volume and Aircraft Movements

Cargo volume increased by 10.3% compared to the same month in 2023, with positive YoY contributions from all countries of operation except for Uruguay, where cargo volumes were down by 24.1%. Argentina, Ecuador, and Brazil accounted for over 70% of the total volume and experienced YoY increases of 13.2%, 29.2%, and 10.6%, respectively.

Aircraft movements decreased by 7.1% YoY, with all countries of operation experiencing YoY declines except for Italy, where aircraft movements increased by 10.2% YoY. Argentina, Brazil, and Italy accounted for more than 80% of total aircraft movements in April.

Summary Passenger Traffic, Cargo Volume and Aircraft Movements (2024 vs. 2023)

	Apr'24	Apr'23	% Var.	YTD'24	YTD'23	% Var.
Passenger Traffic (thousands)
Argentina	3,142	3,315	-5.2%	13,954	13,584	2.7%
Italy	809	722	12.0%	2,285	2,018	13.2%
Brazil (1)	1,139	1,316	-13.4%	5,044	5,566	-9.4%
Uruguay	162	159	2.0%	801	656	22.2%
Ecuador	409	436	-6.2%	1,519	1,578	-3.7%
Armenia	388	406	-4.4%	1,431	1,451	-1.4%
TOTAL	6,050	6,354	-4.8%	25,034	24,853	0.7%
(1)	Following the friendly termination process concluded in February 2024, CAAP no longer operates Natal airport. Statistics for Natal are available up to February 18, 2024.

Cargo Volume (tons)
Argentina	17,229	15,218	13.2%	61,463	58,840	4.5%
Italy	1,060	1,004	5.5%	4,175	4,366	-4.4%
Brazil	5,205	4,705	10.6%	20,612	20,751	-0.7%
Uruguay	2,720	3,586	-24.1%	9,613	10,567	-9.0%
Ecuador	3,717	2,878	29.2%	13,012	10,793	20.6%
Armenia	3,083	2,547	21.0%	12,082	9,786	23.5%
TOTAL	33,014	29,939	10.3%	120,957	115,103	5.1%
Aircraft Movements
Argentina	34,293	36,910	-7.1%	148,308	147,265	0.7%
Italy	7,432	6,745	10.2%	21,127	19,265	9.7%
Brazil	11,349	12,752	-11.0%	46,956	51,462	-8.8%
Uruguay	2,434	2,803	-13.2%	12,154	11,984	1.4%
Ecuador	5,995	6,632	-9.6%	24,982	26,284	-5.0%
Armenia	2,919	3,469	-15.9%	11,008	12,885	-14.6%
TOTAL	64,422	69,311	-7.1%	264,535	269,145	-1.7%

About Corporación América Airports

Corporación América Airports acquires, develops and operates airport concessions. Currently, the Company operates 52 airports in 6 countries across Latin America and Europe (Argentina, Brazil, Uruguay, Ecuador, Armenia and Italy). In 2023, Corporación América Airports served 81.1 million passengers, 23.7% above the 65.6 million passengers served in 2022 and 3.6% below the 84.2 million served in 2019. The Company is listed on the New York Stock Exchange where it trades under the ticker “CAAP”. For more information, visit http://investors.corporacionamericaairports.com.

Investor Relations Contact

Patricio Iñaki Esnaola

Email: patricio.esnaola@caairports.com

Phone: +5411 4899-6716